Exhibit 4.65

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on May 8, 2018, in connection with Fazenda Bananal IX

Parties: Agrifirma Agropecuária S.A., as Seller; and Agropecuária Holnik Ltda., as Buyer.

Purpose: The commitment to sell a total area of 997.93 hectares to be originated from Fazenda Bananal IX, for the total price, in Brazilian national currency (Reais), of R$8,000,000.00, to be paid in four installments as follows: (i) on August 30, 2018, in the amount of R$1,000,000.00; (ii) on November 3, 2019, in the amount of R$3,000,000.00; (iii) on November 3, 2020, in the amount of R$1,000,000.00; and (iv) on November 3, 2021, in the amount of R$2,000,000.00.